Exhibit 4

EMINENCE CAPITAL ANNOUNCES SUPPORT OF ACQUISITION OF JOS. A. BANK CLOTHIERS BY THE MEN’S WEARHOUSE

Demands JOSB Board Refrain From Entering Into Any Acquisition Transaction

That Could Jeopardize Combination With MW

Will File Complaint Today Against JOSB Board In The Delaware Court of Chancery

NEW YORK, NY (January 13, 2014) – Eminence Capital, LLC, which owns 4.9% of the common stock of Jos. A. Bank Clothiers, Inc. (JOSB), today delivered a letter to the JOSB Board expressing its support of an acquisition of JOSB by The Men’s Wearhouse, Inc. (MW), and urging JOSB to sit down with MW and engage in meaningful, good faith negotiations in pursuit of a business combination on terms that could deliver significant value for JOSB shareholders.

In its letter, Eminence also demanded that the JOSB Board take no action that could in any way jeopardize the consummation of a business combination with MW, including entering into or announcing any other acquisition that could in any way affect a transaction with MW.

In addition, Eminence said it will file a complaint today in the Court of Chancery of the State of Delaware seeking preliminary injunctive relief in order to prevent JOSB and its directors from continuing to breach their fiduciary duties by refusing to negotiate with MW and by attempting to prevent any acquisition by MW by pursuing an alternative transaction.

Eminence urges all JOSB shareholders to contact the JOSB Board to demand that it negotiate with MW and that the JOSB Board take no action that could frustrate a business combination with MW.

The text of the letter delivered by Eminence to the JOSB Board follows:

January 13, 2014

Jos. A. Bank Clothiers, Inc.

500 Hanover Pike

Hampstead, Maryland 21074

Attention: Board of Directors

Gentlemen:

Affiliates of Eminence Capital, LLC own approximately 1.4 million shares of common stock of Jos. A. Bank Clothiers, Inc. (“JOSB”), representing 4.9% of the outstanding shares. We are writing today as a significant JOSB shareholder to inform you that we intend to support an acquisition of JOSB by The Men’s Wearhouse, Inc. (“MW”) because we have concluded that it provides the best path for shareholders to realize the significant value inherent in the combination of both companies. Furthermore, we firmly believe that you will not be able to deliver comparable value to shareholders through any other strategic transaction or action available to you. We therefore urge you to sit down with MW and engage in meaningful, good faith negotiations in pursuit of such a business combination at a reasonable price.

In October and November 2013, you were highly critical of MW’s failure to engage in good faith discussions with JOSB. Among other things, on November 15, 2013 you stated that “we continue to believe that a transaction between our two companies could be in the best interest of our respective shareholders.” In an October media interview Mr. Wildrick even indicated that JOSB would be receptive to being bought by MW if it would pay the same 42% premium JOSB was then offering for MW. We, therefore, find it quite ironic and troubling that you and management have failed to engage in substantive negotiations with MW regarding their offer to acquire JOSB. Having already acknowledged the merits of a transaction with MW, we are left to believe that the only reason for your not engaging in discussions with MW is that you are more interested in protecting your own lucrative and prestigious board seats than in delivering value for your shareholders.

Equally troubling is the fact that over the last weeks you have made various public statements regarding your interest in pursuing other strategic acquisition opportunities. Such statements, in the context of your failure to engage with MW and recently announced amendments to your poison pill and bylaws, give us a high level of concern that JOSB is now controlled by an entrenched board and management that is prepared to unleash a scorched earth campaign to protect its positions and those of management. We must therefore strongly urge that you take no action that could in any way jeopardize the consummation of a business combination with MW. More specifically, we demand that you refrain from entering into or announcing any other acquisition or business combination that could in any way affect a transaction with MW.

Make no mistake: we intend to hold each and every member of the JOSB Board personally accountable to the full extent of the law if you fail to engage in good faith discussions with MW, or if you enter into any transaction that in any way impedes a potential business combination with MW. If necessary, we intend to pursue all available legal and other remedies against you and any other appropriate party.

Again, we urge you to sit down with MW immediately and engage in good faith, meaningful discussions in pursuit of that could deliver significant value for your shareholders.

Best regards,

/s/ Ricky C. Sandler

Ricky C. Sandler

Chief Executive Officer

About Eminence Capital, LLC

Eminence Capital, LLC is an asset management firm founded in 1998 that currently manages approximately $4.9 billion on behalf of institutions and individuals. The firm employs a bottom-up, research-driven investment strategy that utilizes a combination of industry research, rigorous financial analysis and dialog with company management to execute its investment process.

Forward Looking Statements

This press release may include forward looking statements that reflect our current views with respect to future events. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” or similar words are often used to identify forward looking statements. All forward looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Any forward looking statements made in this press release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, JOSB or its business, operations or financial condition. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward looking statement, whether as a result of new information, future developments or otherwise.

Investors Contact:

Edward McCarthy/Thomas Germinario

D.F. King & Co., Inc.

(212) 269-5550

Media Contact:

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ASC Advisors LLC

(203) 992-1230